Exhibit 99.1

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three and nine-month period ended September 30, 2021 and 2020

R.C.S. Luxembourg B 174.140

4, rue de la Grève

L-1643, Luxembourg

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended September 30,		For the nine-month period ended September 30,
		2021	2020	2021	2020
	Notes	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	4	186,878	97,572	473,987	475,837
Cost of services	5	(157,746)	(142,479)	(446,035)	(508,825)
Gross income/(loss)		29,132	(44,907)	27,952	(32,988)
Selling, general and administrative expenses	6	(22,999)	(16,396)	(66,948)	(73,165)
Impairment loss of non-financial assets	10	(225)	(58,783)	(300)	(63,273)
Other operating income	7	1,348	1,168	3,154	5,792
Other operating expenses	7	(4,479)	(4,123)	(16,166)	(4,977)
Operating income/(loss)		2,777	(123,041)	(52,308)	(168,611)
Share of loss in associates		(1,138)	255	(2,494)	(4,009)
Income/(loss) before financial results and income tax		1,639	(122,786)	(54,802)	(172,620)
Financial income	8	5,559	9,368	22,231	26,474
Financial loss	8	(42,918)	(49,594)	(99,683)	(151,331)
Inflation adjustment	8	6,117	(11,478)	2,484	(16,545)
Loss before income tax		(29,603)	(174,490)	(129,770)	(314,022)
Income tax	9	(4,330)	(36,463)	(28,886)	1,101
Loss for the period		(33,933)	(210,953)	(158,656)	(312,921)
Attributable to:
Owners of the parent		(15,038)	(143,273)	(94,613)	(213,771)
Non-controlling interests		(18,895)	(67,680)	(64,043)	(99,150)
		(33,933)	(210,953)	(158,656)	(312,921)

Earnings per share attributable to the owners of the parent
Weighted average number of ordinary shares (thousands)		160,612	160,022	160,459	160,022

Basic and diluted earnings per share		(0.09)	(0.90)	(0.59)	(1.34)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
	Unaudited	Unaudited	Unaudited	Unaudited
Loss for the period	(33,933)	(210,953)	(158,656)	(312,921)

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit obligations	(58)	(70)	181	(73)

Items that may be reclassified to profit or loss:
Share of other comprehensive loss from associates	566	29	(235)	(392)
Currency translation adjustment	46,423	12,278	92,345	(28,534)
Other comprehensive income/(loss) for the period, net of income tax	46,931	12,237	92,291	(28,999)
Total comprehensive loss for the period	12,998	(198,716)	(66,365)	(341,920)
Attributable to:
Owners of the parent	16,525	(137,943)	(30,273)	(229,911)
Non-controlling interests	(3,527)	(60,773)	(36,092)	(112,009)
	12,998	(198,716)	(66,365)	(341,920)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At September 30, 2021 Unaudited	At December 31, 2020 Audited
ASSETS
Non-current assets
Intangible assets, net	10	2,697,627	2,616,484
Property, plant and equipment, net		76,996	80,833
Right-of-use assets		12,138	13,448
Investments in associates		3,266	5,336
Other financial assets at fair value through profit or loss		7,686	3,614
Other financial assets at amortized cost		2,609	2,609
Deferred tax assets		72,687	73,038
Other receivables		73,145	89,962
Trade receivables		184	334
		2,946,338	2,885,658
Current assets
Inventories		11,615	8,015
Other financial assets at fair value through profit or loss		49,567	53,347
Other financial assets at amortized cost		29,270	20,554
Other receivables		58,607	79,550
Current tax assets		14,837	18,415
Derivative financial instruments current assets		57	-
Trade receivables		75,458	59,081
Cash and cash equivalents	11	218,052	281,031
		457,463	519,993
Total assets		3,403,801	3,405,651

EQUITY	14
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(5,012)	(6,145)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(353,010)	(417,272)
Legal reserves		1,081	176
Other reserves		(1,322,865)	(1,321,142)
Retained earnings		55,351	150,202
Total attributable to owners of the parent		459,136	489,410
Non-controlling interests		281,458	315,876
Total equity		740,594	805,286

LIABILITIES
Non-current liabilities
Borrowings	12	1,020,597	1,128,407
Deferred tax liabilities		201,422	171,289
Other liabilities	13	795,255	728,746
Lease liabilities		8,087	10,207
Trade payables		7,146	9,162
		2,032,507	2,047,811
Current liabilities
Borrowings	12	289,237	216,410
Other liabilities	13	214,322	180,813
Lease liabilities		2,849	3,477
Current tax liabilities		3,613	1,002
Trade payables		120,679	150,852
		630,700	552,554
Total liabilities		2,663,207	2,600,365
Total equity and liabilities		3,403,801	3,405,651

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2021	163,223	183,430	(6,145)	378,910	1,358,028	176	(417,272)	(1,321,142)	150,202	489,410	315,876	805,286
Shareholders contributions	-	-	-	-	-	-	-	-	-	-	1,032	1,032
Loss for the period	-	-	-	-	-	-	-	-	(94,613)	(94,613)	(64,043)	(158,656)
Other comprehensive income for the period	-	-	-	-	-	-	64,262	78	-	64,340	27,951	92,291
Transfer to legal reserve	-	-	-	-	-	905	-	-	(905)	-	-	-
Transfer of treasury shares to key employees (Note 14.a)	-	-	1,133	-	-	-	-	(1,800)	667	-	-	-
Changes of non-controlling interests	-	-	-	-	-	-	-	(1)	-	(1)	642	641
Balance at September 30, 2021	163,223	183,430	(5,012)	378,910	1,358,028	1,081	(353,010)	(1,322,865)	55,351	459,136	281,458	740,594

Balance at January 1, 2020	160,022	180,486	-	385,055	1,351,883	176	(392,101)	(1,324,887)	403,255	763,889	434,725	1,198,614
Loss for the period	-	-	-	-	-	-	-	-	(213,771)	(213,771)	(99,150)	(312,921)
Other comprehensive loss for the period	-	-	-	-	-	-	(16,112)	(28)	-	(16,140)	(12,859)	(28,999)
Changes of non-controlling interests	-	-	-	-	-	-	-	44	-	44	14	58
Balance at September 30, 2020	160,022	180,486	-	385,055	1,351,883	176	(408,213)	(1,324,871)	189,484	534,022	322,730	856,752

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the nine-month period ended September 30,
	Notes	2021 Unaudited	2020 Unaudited
Cash flows from operating activities
Loss for the period		(158,656)	(312,921)
Adjustments for:
Amortization and depreciation		122,403	154,422
Deferred income tax	9	24,297	(1,203)
Income tax accrued	9	4,589	102
Share of loss in associates		2,494	4,009
Impairment loss of non-financial assets	10	300	63,273
Loss/(gains) on disposals of property, plant and equipment		149	(11)
Unpaid concession fees		45,227	36,086
Low value, short term and variable lease payments		(683)	(876)
Changes in liability for concessions	8	78,968	41,184
Interest expenses	8	93,257	66,666
Other financial results, net		(14,650)	(8,957)
Net foreign exchange	8	(80,020)	25,702
Other accruals		1,557	(109)
Inflation adjustment		(11,323)	15,986
Government grants reversal	7.1	3,528	-
Collection of government grants		11,790	-
Acquisition of intangible assets		(62,434)	(98,068)
Income tax paid		(2,186)	(12,258)
Changes in working capital	17	(5,614)	19,837
Net cash provided by/(used in) operating activities		52,993	(7,136)

Cash flows from investing activities
Cash contribution in associates		(698)	(978)
Net acquisition of subsidiaries	15.b	10	-
Acquisition of other financial assets		(31,944)	(23,205)
Disposals of other financial assets		23,551	36,377
Purchase of property, plant and equipment		(5,590)	(6,955)
Acquisition of intangible assets		(245)	(489)
Proceeds from fixed assets disposals		140	11
Other		1,104	-
Net cash (used in)/provided by investing activities		(13,672)	4,761

Cash flows from financing activities
Proceeds from cash contributions		1,032	-
Proceeds from borrowings	12	154,053	103,056
Guarantee deposits		(528)	(1,047)
Principal elements of lease payments		(3,515)	(2,983)
Loans paid	12	(184,063)	(59,639)
Interest paid	12	(55,908)	(31,086)
Debt renegotiation expenses	12	(1,124)	(8,672)
Debt renegotiation premium		-	(4,672)
Other		(8)	-
Net cash used in financing activities		(90,061)	(5,043)

Decrease in cash and cash equivalents		(50,740)	(7,418)

Movements in cash and cash equivalents
At the beginning of the period		281,031	195,696
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(12,239)	(8,042)
Decrease in cash and cash equivalents		(50,740)	(7,418)
At the end of the period	11	218,052	180,236

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information and significant event of the period
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Subsequent events

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1        General information and significant event of the period

1.1 General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Peru.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2020.

These condensed consolidated interim financial statements have been approved for issuance by the Company on November 17, 2021.

1.2 Significant event of the period – Covid-19 pandemic

Covid-19 virus outbreak continues to disrupt the global economy and in particular the aviation industry resulting in drastic reductions in passenger traffic. The current health crisis is having and will likely continue to have a negative impact on passenger traffic levels and air traffic operations. However, as of September 30, 2021, an increase in traffic across all countries compared with the previous year period is experienced as travel restrictions are being lifted in most countries.

CAAP total passenger traffic as of September 30, 2021 increased 11.6% compared to the same period in 2020 with 22.4 million passengers served (20.1 passengers served in the same period last year).

Main CAAP’s actions taken in response to Covid-19 crisis are included in Note 1.2.1 of the Consolidated Financial Statements as of December 31, 2020.

Several measures to mitigate the effect of the pandemic continue to be implemented.

Management continuously monitors the Group’s performance through passenger and cargo traffic indicators, revenue and cost evolution, liquidity projections and scenario planning. The result of this continued review determines the Group’s response strategy. These processes require the use of various internal and external reference points to build projections, including estimates from industry associations such as the Airport Council International (“ACI”) and the International Air Transport Association (“IATA”), which following Covid-19 vaccination campaigns are both seeing signs of recovery which are expected to continue and improve in 2022.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2         Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2020. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2020.

Assets and liabilities are classified as current if settlement is expected within twelve months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2020.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Under the terms of IAS 29, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of September 30, 2021 was 524.69 (385.88 as of December 31, 2020) and the conversion factor derived from the indexes for the nine-month period ended September 30, 2021, was 1.36.

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation. The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive income/(loss) for the period line.

This re-translation changes every prior reported quarterly consolidated statement of income in U.S. dollars, as a result, the impact of quarterly inflation adjustments and quarterly translation adjustments vary the results of operation quarter to quarter until year end.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2         Basis of presentation and accounting policies (Cont.)

New and amended standards adopted by the group

A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

3        Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker (“CODM”) is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services to clients in different countries. The Group’s reportable operating segments are the seven countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador, Italy and Peru.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions (“Others”).

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column.

The information regarding the Group’s reportable operating segments is consistent with the information presented in Notes 2.W and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2020 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airports concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airports concessions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the three-month period ended September 30, 2021 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment adjustments	Unallocated	Total
Aeronautical revenue	17,449	-	7,057	-	4,075	-	16,774	13,863	16,177	-	-	-	75,395
Non-aeronautical revenue
Commercial revenue	48,634	48	9,324	-	5,402	4,511	16,946	4,854	4,372	-	(2,317)	659	92,433
Construction service revenue	10,872	-	-	-	1,186	-	4,581	-	1,592	-	-	-	18,231
Other revenue	-	-	-	-	2	-	-	-	816	-	(225)	226	819
Cost of services	(74,949)	(14)	(15,021)	-	(9,084)	(3,069)	(20,595)	(11,666)	(22,321)	-	1,967	(2,994)	(157,746)
Gross profit/(loss)	2,006	34	1,360	-	1,581	1,442	17,706	7,051	636	-	(575)	(2,109)	29,132
Selling, general and administrative expenses	(7,873)	(30)	(1,150)	(18)	(2,052)	(315)	(3,623)	(3,296)	(3,260)	-	575	(1,957)	(22,999)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(225)	-	-	-	(225)
Other operating income	1,669	-	(541)	-	41	26	23	-	130	-	-	-	1,348
Other operating expenses	(4,225)	-	(35)	-	(31)	(26)	(157)	(5)	-	-	-	-	(4,479)
Operating (loss)/ income	(8,423)	4	(366)	(18)	(461)	1,127	13,949	3,750	(2,719)	-	-	(4,066)	2,777
Share of loss in associates	-	-	-	-	-	-	-	-	-	(1,138)	-	-	(1,138)
Amortization and depreciation	19,776	-	2,545	-	3,063	266	3,647	1,616	3,151	-	-	3,208	37,272
Adjusted Ebitda	11,353	4	2,179	(18)	2,602	1,393	17,596	5,366	432	(1,138)	-	(858)	38,911
Construction services revenue	(10,872)	-	-	-	(1,186)	-	(4,581)	-	(1,592)	-	-	-	(18,231)
Construction services cost	10,846	-	-	-	1,186	-	4,447	-	1,609	-	-	-	18,088
Adjusted Ebitda excluding Construction Services	11,327	4	2,179	(18)	2,602	1,393	17,462	5,366	449	(1,138)	-	(858)	38,768
Construction services revenue	10,872	-	-	-	1,186	-	4,581	-	1,592	-	-	-	18,231
Construction services cost	(10,846)	-	-	-	(1,186)	-	(4,447)	-	(1,609)	-	-	-	(18,088)
Adjusted Ebitda	11,353	4	2,179	(18)	2,602	1,393	17,596	5,366	432	(1,138)	-	(858)	38,911
Financial income													5,559
Financial loss													(42,918)
Inflation adjustment													6,117
Amortization and depreciation													(37,272)
Loss before income tax expense													(29,603)
Income tax													(4,330)
Loss for the period													(33,933)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the three-month period ended September 30, 2020 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue	4,856	-	2,985	-	943	-	1,910	3,339	9,764	-	-	-	23,797
Non-aeronautical revenue
Commercial revenue	30,135	42	5,934	-	3,198	3,621	3,050	2,470	4,561	-	(1,490)	8	51,529
Construction service revenue	18,394	-	-	-	1,957	-	208	140	1,073	-	-	-	21,772
Other revenue	-	-	-	-	31	-	-	-	443	-	(274)	274	474
Cost of services	(84,520)	(14)	(13,274)	-	(8,837)	(2,697)	(7,627)	(6,434)	(17,473)	-	1,574	(3,177)	(142,479)
Gross profit / (loss)	(31,135)	28	(4,355)	-	(2,708)	924	(2,459)	(485)	(1,632)	-	(190)	(2,895)	(44,907)
Selling, general and administrative expenses	(5,174)	(31)	(828)	(3)	(815)	(535)	(1,785)	(1,748)	(3,477)	-	190	(2,190)	(16,396)
Impairment loss of non-financial assets	-	-	(22,877)	-	-	-	-	-	-	-	-	(35,906)	(58,783)
Other operating income	934	-	38	-	63	52	56	25	-	-	-	-	1,168
Other operating expenses	(2,321)	-	(1,241)	-	(16)	(51)	(152)	(5)	(337)	-	-	-	(4,123)
Operating income / (loss)	(37,696)	(3)	(29,263)	(3)	(3,476)	390	(4,340)	(2,213)	(5,446)	-	-	(40,991)	(123,041)
Share of loss in associates	-	-	-	-	-	-	-	-	67	(326)	-	514	255
Amortization and depreciation	28,471	-	2,224	-	2,891	289	3,754	1,230	3,232	-	-	3,393	45,484
Adjusted Ebitda	(9,225)	(3)	(27,039)	(3)	(585)	679	(586)	(983)	(2,147)	(326)	-	(37,084)	(77,302)
Construction services revenue	(18,394)	-	-	-	(1,957)	-	(208)	(140)	(1,073)	-	-	-	(21,772)
Construction services cost	18,367	-	-	-	1,957	-	201	140	390	-	-	-	21,055
Adjusted Ebitda excluding Construction services	(9,252)	(3)	(27,039)	(3)	(585)	679	(593)	(983)	(2,830)	(326)	-	(37,084)	(78,019)
Construction services revenue	18,394	-	-	-	1,957	-	208	140	1,073	-	-	-	21,772
Construction services cost	(18,367)	-	-	-	(1,957)	-	(201)	(140)	(390)	-	-	-	(21,055)
Adjusted Ebitda	(9,225)	(3)	(27,039)	(3)	(585)	679	(586)	(983)	(2,147)	(326)	-	(37,084)	(77,302)
Financial income													9,368
Financial loss													(49,594)
Inflation adjustment													(11,478)
Amortization and depreciation													(45,484)
Loss before income tax expense													(174,490)
Income tax													(36,463)
Loss for the period													(210,953)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the nine-month period ended September 30, 2021 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue	54,410	-	15,910	-	7,951	-	32,431	32,427	23,897	-	-	-	167,026
Non-aeronautical revenue
Commercial revenue	143,795	142	24,490	-	13,440	12,887	30,793	12,531	11,024	-	(6,412)	1,566	244,256
Construction service revenue	41,545	-	-	-	3,704	-	5,058	752	10,250	-	-	-	61,309
Other revenue	-	-	-	-	12	-	-	-	1,384	-	(479)	479	1,396
Cost of services	(232,307)	(46)	(43,882)	-	(27,582)	(8,813)	(39,029)	(31,916)	(58,786)	-	5,522	(9,196)	(446,035)
Gross profit / (loss)	7,443	96	(3,482)	-	(2,475)	4,074	29,253	13,794	(12,231)	-	(1,369)	(7,151)	27,952
Selling, general and administrative expenses	(23,459)	(98)	(6,246)	(136)	(5,243)	(949)	(8,337)	(7,849)	(9,387)	-	1,369	(6,613)	(66,948)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(300)	-	-	-	(300)
Other operating income	5,227	-	(3,236)	-	117	41	64	3	938	-	-	-	3,154
Other operating expenses	(13,632)	-	(1,490)	-	(73)	(27)	(544)	(9)	-	-	-	(391)	(16,166)
Operating (loss)/ income	(24,421)	(2)	(14,454)	(136)	(7,674)	3,139	20,436	5,939	(20,980)	-	-	(14,155)	(52,308)
Share of loss in associates	-	-	-	-	-	-	-	-	91	(2,585)	-	-	(2,494)
Amortization and depreciation	57,040	-	7,339	-	9,276	774	10,564	5,387	9,261	-	-	9,817	109,458
Adjusted Ebitda	32,619	(2)	(7,115)	(136)	1,602	3,913	31,000	11,326	(11,628)	(2,585)	-	(4,338)	54,656
Construction services revenue	(41,545)	-	-	-	(3,704)	-	(5,058)	(752)	(10,250)	-	-	-	(61,309)
Construction services cost	41,463	-	-	-	3,704	-	4,911	752	9,299	-	-	-	60,129
Adjusted Ebitda excluding Construction Services	32,537	(2)	(7,115)	(136)	1,602	3,913	30,853	11,326	(12,579)	(2,585)	-	(4,338)	53,476
Construction services revenue	41,545	-	-	-	3,704	-	5,058	752	10,250	-	-	-	61,309
Construction services cost	(41,463)	-	-	-	(3,704)	-	(4,911)	(752)	(9,299)	-	-	-	(60,129)
Adjusted Ebitda	32,619	(2)	(7,115)	(136)	1,602	3,913	31,000	11,326	(11,628)	(2,585)	-	(4,338)	54,656
Financial income													22,231
Financial loss													(99,683)
Inflation adjustment													2,484
Amortization and depreciation													(109,458)
Loss before income tax expense													(129,770)
Income tax													(28,886)
Loss for the period													(158,656)

September 30, 2021 (Unaudited)
Current assets	102,479	84	31,338	37	19,655	5,843	64,359	36,041	94,513	-	(67,092)	170,206	457,463
Non-current assets	1,315,925	25	699,016	117	144,524	7,574	149,358	59,387	274,576	938	(768)	295,666	2,946,338
Capital Expenditure	41,545	-	1,138	-	3,845	1,928	5,457	755	14,023	-	-	-	68,691
Current liabilities	320,461	30	114,279	3	24,033	2,864	17,381	28,463	109,953	-	(66,520)	79,753	630,700
Non-current liabilities	491,149	-	908,933	-	61,054	2,832	54,746	21,029	152,687	-	(1,340)	341,417	2,032,507

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3        Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the nine-month period ended September 30, 2020 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue	93,071	-	15,234	-	18,117	-	12,116	20,905	23,948	-	-	-	183,391
Non-aeronautical revenue										-
Commercial revenue	109,013	145	23,624	-	16,452	11,613	17,189	9,547	11,865	-	(4,849)	171	194,770
Construction service revenue	73,686	-	-	-	8,876	-	1,672	7,421	5,147	-	-	-	96,802
Other revenue	-	-	-	-	45	-	-	-	830	-	(1,633)	1,632	874
Cost of services	(301,648)	(54)	(46,580)	-	(33,715)	(8,243)	(30,878)	(33,050)	(50,576)	-	5,438	(9,519)	(508,825)
Gross profit / (loss)	(25,878)	91	(7,722)	-	9,775	3,370	99	4,823	(8,786)	-	(1,044)	(7,716)	(32,988)
Selling, general and administrative expenses	(26,634)	(106)	(9,087)	(30)	(6,216)	(1,220)	(6,443)	(7,147)	(9,040)	-	937	(8,179)	(73,165)
Impairment loss of non-financial assets	-	-	(27,367)	-	-	-	-	-	-	-	-	(35,906)	(63,273)
Other operating income	5,231	-	131	-	214	75	111	30	-	-	-	-	5,792
Other operating expenses	(2,556)	(16)	(1,263)	-	(65)	(51)	(550)	(79)	(504)	-	107	-	(4,977)
Operating income / (loss)	(49,837)	(31)	(45,308)	(30)	3,708	2,174	(6,783)	(2,373)	(18,330)	-	-	(51,801)	(168,611)
Share of loss in associates	-	-	-	-	-	-	-	-	115	(4,638)	-	514	(4,009)
Amortization and depreciation	90,565	-	6,976	-	8,620	844	11,293	3,646	9,143	-	-	10,177	141,264
Adjusted Ebitda	40,728	(31)	(38,332)	(30)	12,328	3,018	4,510	1,273	(9,072)	(4,638)	-	(41,110)	(31,356)
Construction services revenue	(73,686)	-	-	-	(8,876)	-	(1,672)	(7,421)	(5,147)	-	-	-	(96,802)
Construction services cost	73,582	-	-	-	8,876	-	1,623	7,421	3,715	-	-	-	95,217
Adjusted Ebitda excluding Construction services	40,624	(31)	(38,332)	(30)	12,328	3,018	4,461	1,273	(10,504)	(4,638)	-	(41,110)	(32,941)
Construction services revenue	73,686	-	-	-	8,876	-	1,672	7,421	5,147	-	-	-	96,802
Construction services cost	(73,582)	-	-	-	(8,876)	-	(1,623)	(7,421)	(3,715)	-	-	-	(95,217)
Adjusted Ebitda	40,728	(31)	(38,332)	(30)	12,328	3,018	4,510	1,273	(9,072)	(4,638)	-	(41,110)	(31,356)
Financial income													26,474
Financial loss													(151,331)
Inflation adjustment													(16,545)
Amortization and depreciation													(141,264)
Loss before income tax expense													(314,022)
Income tax													1,101
Loss for the period													(312,921)

December 31, 2020 (Audited)
Current assets	146,414	96	35,180	31	11,936	4,148	40,705	30,209	132,706	-	(65,395)	183,963	519,993
Non-current assets	1,170,598	21	756,448	122	149,871	6,420	144,745	64,580	274,620	3,081	(768)	315,920	2,885,658
Capital Expenditure	95,794	-	3,224	-	10,818	1,160	2,701	10,509	13,835	-	-	2	138,043
Current liabilities	273,173	40	103,756	1	20,578	2,608	4,046	27,544	117,787	-	(65,165)	68,186	552,554
Non-current liabilities	509,623	-	881,535	-	53,962	2,666	64,242	25,451	158,523	-	(998)	352,807	2,047,811

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4        Revenue

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Aeronautical revenue	75,395	23,797	167,026	183,391
Non-aeronautical revenue
Commercial revenue	92,433	51,529	244,256	194,770
Construction service revenue	18,231	21,772	61,309	96,802
Other revenue	819	474	1,396	874
	186,878	97,572	473,987	475,837

Timing of revenue recognition
Over time	147,496	80,359	379,231	392,808
At a point in time	10,563	1,635	18,299	10,768
Revenues accounted for under IFRS 16	28,819	15,578	76,457	72,261
Revenue	186,878	97,572	473,987	475,837

5        Cost of services

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Salaries and social security contributions	(34,233)	(28,165)	(100,494)	(99,488)
Amortization and depreciation (2)	(35,163)	(43,000)	(103,114)	(134,088)
Construction services cost	(18,088)	(21,055)	(60,129)	(95,217)
Concession fees (1)	(23,359)	(12,648)	(64,236)	(59,276)
Maintenance expenses	(19,831)	(23,457)	(56,649)	(65,225)
Services and fees	(12,271)	(9,250)	(31,725)	(30,642)
Cost of fuel	(9,403)	(1,677)	(16,026)	(9,975)
Office expenses	(1,303)	(188)	(3,467)	(3,322)
Taxes	(704)	(712)	(2,213)	(5,180)
Provision for maintenance costs	(1,541)	(284)	(2,566)	(1,070)
Others	(1,850)	(2,043)	(5,416)	(5,342)
	(157,746)	(142,479)	(446,035)	(508,825)

(1) Includes depreciation for fixed concession assets fee of USD 12,472 as of September 30, 2021 (USD 12,805 as of September 30, 2020).

(2) Includes amortization of leases of USD 2,246 as of September 30, 2021 (USD 1,882 as of September 30, 2020).

6        Selling, general and administrative expenses

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Services and fees	(8,075)	(6,265)	(21,759)	(20,094)
Taxes (1)	(5,566)	(2,567)	(15,841)	(14,817)
Salaries and social security contributions	(5,253)	(4,109)	(14,564)	(14,093)
Bad debts	(2,061)	(1,827)	(8,262)	(11,011)
Amortization and depreciation (2)	(2,109)	(2,484)	(6,344)	(7,176)
Insurance	(551)	(468)	(1,637)	(1,515)
Office expenses	(158)	(194)	(747)	(1,031)
Maintenance expenses	(249)	(137)	(491)	(1,350)
Advertising	(281)	(79)	(465)	(396)
Bad debts recovery	2,216	2,128	6,396	2,282
Other	(912)	(394)	(3,234)	(3,964)
	(22,999)	(16,396)	(66,948)	(73,165)

(1) Mainly includes tax from taxes over bank transactions and tax on revenue.

(2) Includes amortization of leases of USD 721 as of September 30, 2021 (USD 487 as of September 30, 2020).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7       Other operating results

7.1       Other operating income

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Government grant (*)	1,429	865	4,866	4,966
Government subsidies per Covid-19 context (**)	(592)	-	(3,528)	-
Other	511	303	1,816	826
	1,348	1,168	3,154	5,792

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants.

(**) As stated in Note 8 of the Consolidated Financial Statements as of December 31, 2020, due to the impact generated by the pandemic, the Brazilian subsidiaries filed a claim for economic-financial re-equilibrium of its concession contracts. This was possible due to the Brazilian Government recognition that the Covid-19 pandemic is a case of "force majeure" or "fortuitous event" concluding that the loss from the impact of the pandemic is not part of the risks assumed by the private sector and must be compensated by the Federal Government. In view of this, Agência Nacional de Aviação Civil (“ANAC”) defined as a condition for this re-equilibrium the compensation according to the companies projected operational result in the scenario without pandemic.

In December 2020, the ANAC approved the extraordinary revision of the Concession Agreements of the Brasília and Natal Airport due to the damages caused by the Covid-19 pandemic in order to reconstitute its economic-financial balance considering a preliminary estimation as of year-end.

In June 2021, ANAC started a revision of the final amount referring to the reconstitution for the year 2020, resulting, as of September 30, 2021, in a reversal of USD 3,528 (USD 3,152 and USD 376 related to Brasilia and Natal airports respectively) compared to the amount that was initially estimated and recognized as an Other operating income as of December 31, 2020.

Toscana Aeroporti S.p.A (“TA”)

On July 26, 2021 Resolution N° 752 was issued confirming the contribution of € 10 million to TA included in Note 8 of the Consolidated Financial Statements as of December 31, 2020 and mandating the corresponding sector of the Direzione Attività Produttive to take the necessary actions to implement the disbursement. On August 16, 2021, the contribution was collected by TA.

On July 26, 2021 the European Commission approved, under the terms of the European Union law, an Italian grant of € 800 million to compensate airports and handling operators for losses caused by travel restrictions that Italy and other countries implemented in order to contain Covid 19 infections. The grant will be recognized only when it will be reasonably measurable and no unfulfilled conditions or other contingencies are pending.

7.2       Other operating expenses

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Other operating loss (*)	(4,479)	(4,123)	(16,166)	(4,977)

(*) As of September 30, 2021, mainly includes Argentine legal proceedings as detailed in Note 15.a.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

8        Financial results, net

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Interest income	3,851	5,210	16,007	15,399
Foreign exchange income	105	3,191	851	5,914
Other financial income	1,603	967	5,373	5,161
Financial income	5,559	9,368	22,231	26,474

Interest expense	(31,555)	(27,138)	(93,257)	(66,666)
Foreign exchange expenses	23,403	(2,286)	79,169	(31,616)
Changes in liability for concessions	(32,751)	(17,591)	(78,968)	(41,184)
Other financial loss	(2,015)	(2,579)	(6,627)	(11,865)
Financial loss	(42,918)	(49,594)	(99,683)	(151,331)

Inflation adjustment	6,117	(11,478)	2,484	(16,545)
Inflation adjustment	6,117	(11,478)	2,484	(16,545)
Net financial results	(31,242)	(51,704)	(74,968)	(141,402)

9        Income tax

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Current income tax	(3,037)	(192)	(4,589)	(102)
Deferred income tax	(1,293)	(36,271)	(24,297)	1,203
	(4,330)	(36,463)	(28,886)	1,101

In June 2021, Law 27,630 was issued in Argentina, which sets gradual percentages over net income for the determination of the income tax. Both current income tax and deferred income tax of Argentinean companies have been calculated considering these new percentages.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10        Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2021	3,855,479	5,733	23,489	3,884,701
Acquisition of business (Note 15.b)	-	4,501	663	5,164
Acquisitions	62,856	-	245	63,101
Impairment	(300)	-	-	(300)
Disposals	(114)	-	(348)	(462)
Transfer from property plant and equipment	29	-	-	29
Transfer to property, plant and equipment	(6)	-	-	(6)
Translation differences and inflation adjustment	208,453	(485)	(1,292)	206,676
	4,126,397	9,749	22,757	4,158,903
Depreciation
Accumulated at January 1, 2021	1,247,384	-	20,833	1,268,217
Depreciation of the period	111,671	-	613	112,284
Disposals	(9)	-	(348)	(357)
Transfer from property plant and equipment	23	-	-	23
Translation differences and inflation adjustment	82,267	-	(1,158)	81,109
	1,441,336	-	19,940	1,461,276
At September 30, 2021	2,685,061	9,749	2,817	2,697,627

Cost
Balances at January 1, 2020	4,057,431	55,506	21,326	4,134,263
Acquisitions	99,337	-	489	99,826
Impairment loss	(27,367)	(35,906)	-	(63,273)
Disposals	(93)	-	-	(93)
Transfer	(220)	-	220	-
Transfer from property plant and equipment	40	-	-	40
Transfer to property, plant and equipment	(10)	-	-	(10)
Translation differences and inflation adjustment	(393,080)	(14,127)	123	(407,084)
	3,736,038	5,473	22,158	3,763,669
Depreciation
Accumulated at January 1, 2020	1,114,090	-	18,052	1,132,142
Depreciation of the period	143,507	-	877	144,384
Disposals	(93)	-	-	(93)
Transfer from property plant and equipment	32	-	-	32
Translation differences and inflation adjustment	(64,283)	-	630	(63,653)
	1,193,253	-	19,559	1,212,812
At September 30, 2020	2,542,785	5,473	2,599	2,550,857

As of September 30, 2021 and 2020, the Group identified impairment indicators in its cash generating units across all of its business operational segments due to drastic measures undertaken by governments, such as flight restrictions and the closing of borders to contain Covid-19 spread.

Therefore, the Group performed impairment tests based on cash flow projections covering the remaining concessions periods (value in use), based on certain assumptions that required management judgment combined with historical information such as number of passenger, fees, future operating expenses and discount rate.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

Impairment loss recognized in carrying amount of concession assets as of September 30, 2020 relates to Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) following an impairment test based on cash flow projections covering the remaining concession period of twenty-one years (value in use).

As of September 30, 2021, the recoverable amount of all defined CGU´s exceed their respective carrying amount.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11       Cash and cash equivalents

	At September 30, 2021 (Unaudited)	At December 31, 2020 (Audited)
Cash to be deposited	369	310
Cash at banks	194,172	213,306
Time deposits	1,300	19,509
Other cash equivalents	22,211	47,906
	218,052	281,031

The Group operates with investment grade - financial institutions.

As of September 30, 2021 cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 964 (USD 1,142 as of December 31, 2020).

12        Borrowings

	At September 30, 2021 (Unaudited)	At December 31, 2020 (Audited)
Non-current
Bank and financial borrowings (**)	458,370	509,086
Notes (*)	562,227	619,321
	1,020,597	1,128,407
Current
Bank and financial borrowings (**)	165,314	155,251
Notes (*)	123,923	61,159
	289,237	216,410
Total Borrowings	1,309,834	1,344,817

Changes in borrowings during the period is as follows:

	For the nine-month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	1,344,817	1,208,344
Loans obtained	154,053	103,056
Loans paid	(184,063)	(59,639)
Interest paid	(55,908)	(31,086)
Accrued interest for the period	82,746	60,540
Debt renegotiation expenses capitalization	(1,124)	(8,842)
Translation differences and inflation adjustment	(30,687)	(75,339)
Balances at the end of the period	1,309,834	1,197,034

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At September 30, 2021 (1)	373,047	282,461	600,669	402,328	1,658,505
At December 31, 2020 (1)	286,353	307,722	641,191	514,575	1,749,841

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

(*) Notes include the following as of September 30, 2021:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
Puerta del Sur S.A. (“PDS”)	Secured guarantee notes	April 2007	USD	87	October 2022	Fixed 7.75%	13.5
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	May 2015 and May 2020(1)	USD	200	November 2032	Fixed 6.875%	202.5
Corporación América Italia S.p.A. (“CAI”)	Secured notes	January 2020	Euros	71.8	December 2024	Fixed 4.556%	69.1
	Senior secured guarantee notes	February 2017(1) and May 2020	USD	400	February 2027	Fixed 6.875%	330.7
Aeropuertos Argentina 2000 S.A. (“AA2000”)	Class 2 Notes Series 2020	August 2020	USD(2)	40	August 2022	Fixed 0.00%	40.0
	Class 3 Notes	September 2021	USD(2)	30.5	September 2023	Fixed 4.00%	30.3
Total							686.1

(1)       A partial exchange of the notes initially issued was performed during 2020, which is detailed below

(2)       These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

(*) Notes include the following as of December 31, 2020:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest Rate	Outstanding (in millions of USD)
Puerta del Sur S.A. (“PDS”)	Secured guarantee notes	April 2007	USD	87	October 2022	Fixed 7.75%	17.6
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	May 2015 and May 2020 (1)	USD	200	November 2032	Fixed 6.875%	191.7
Corporación América Italia S.p.A. (“CAI”)	Secured notes	January 2020	Euros	71.8	December 2024	Fixed 4.556%	73.8
Aeropuertos Argentina 2000 S.A. (“AA2000”)	Senior secured guarantee notes	February 2017 (1) and May 2020	USD	400	February 2027	Fixed 6.875%	357.4
	Class 2 Notes Series 2020	August 2020	USD (2)	40	August 2022	Fixed 0.00%	40.0
Total							680.5

(1)         A partial exchange of the notes initially issued was performed during 2020, which is detailed below

(2)         These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

-	The main covenants regarding the secured guarantee notes of PDS are limitations on liens and encumbrances and compliance with certain financial ratios. PDS may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. PDS Notes are secured by a trust to which PDS has transferred the following sums: (a) the sum of funds which PDS has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds PDS has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is only use in case of non-compliance with the Notes obligations.

On April 24, 2020, PDS signed an agreement modification of its 2007 notes to postpone installments from year 2021 to year 2022. The agreement also established a change in the debt service and dividends payment covenants for the 2020 measurement that will be 1.25x for both cases, and for the 2021 installment 1.4x.

-	The main covenants regarding the senior secured guarantee notes of ACI (“ACI Existing Notes”) are limitations on additional indebtedness, payment of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in PDS and Cerealsur S.A., and certain accounts of Cerealsur and ACI. As of September 30, 2021 and December 31, 2020, they were guaranteed with a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A.

On May 26, 2020, ACI issued USD 180.9 million aggregate principal amount of 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the “New Notes”) to repurchase and exchange 93.6% of the total original principal amount of the ACI Existing Notes obtaining consents to certain proposed amendments to the indenture governing the ACI Existing Notes and certain waivers. The main covenants and guarantees remain unchanged except for the incorporation of ACI’s shares pledge.

-	The main covenants on the secured notes of CAI are limitations to take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

-	The main covenants of the senior secured guarantee notes of AA2000 (“AA2000 Existing Notes”) require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred. Notes issued by AA2000 are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes. The Prospectus project was approved in its terms and conditions by AA2000 Board of Directors on February 27, 2020. The aforementioned program establishes the issuance of simple Notes not convertible into shares with a principal value of up to USD 500 million, or its equivalent in other currencies, during a period of five years commencing on the date of approval of the Global Program by the Argentine Comisión Nacional de Valores (“CNV”). i.e. April 17, 2020.

On June 15, 2021 the ordinary general meeting of shareholders of AA2000 approved an increase of the amount of the Global Program for the issuance of Notes from USD 500 million to USD 1,500 million, or its equivalent in other currencies. On July 11, 2021 AA2000 obtained the approval for the increase from the CNV, which left unchanged the issuance period of five years from the date of the original approval.

On May 20, 2020 AA2000 issued USD 306 million aggregate principal amount of 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of AA2000 Existing Notes and obtained consents to certain proposed amendments and waivers to the indenture governing AA2000 Existing Notes after completion of required conditions; the approval of ORSNA on April 24, 2020, issuing the Resolution No. 21/2020 pursuant to which the collateral assignment of revenue under AA2000 Existing Notes was extended to the Series 2020 Additional Notes in equal terms; and executing and delivering amendments to the 2019 Credit Facilities to provide for the effective deferral of payments of principal due thereunder on August 19, 2020 and November 19, 2020 that was satisfied on April 29, 2020. Accrued interest is capitalized quarterly. From May 1, 2021, the expiry date of the PIK Period, New Notes accrue interest at a rate of 6.875% per annum until their maturity date, payable quarterly. The main covenants and guarantees remain unchanged.

On September 8, 2021 AA2000 issued USD 30.5 million aggregate principal amount of 4.00% Class 3, repayable in a single payment at maturity.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

(**) As of September 30, 2021 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(in millions of USD)	Capitalization(2)
Inframérica Concessionaria do Aeroporto São Gonçalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	6.7	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.7
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.5
	BNDES	R$	September 2022	Fixed	2.50%	0.4
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.2
Inframérica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	211.0	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	USD	June 2022	Variable	CDI plus spread	3.1	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	8.1	D
	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	2.9	D
	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	7.6	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	5.9	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4.40%	0.8	D
	Scotiabank Uruguay	USD	February 2026	Fixed	4.30%	1.5	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.0	D
Toscana Aeroporti S.p.a.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	2.2	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	20.0	D
	BPM	Euro	January 2022	Fixed	0.50%	4.0	D
	BPM	Euro	December 2023	Fixed	1.65%	0.2	D
	Unicredit	Euro	March 2022	Fixed	0.75%	9.8	D
	Unicredit	Euro	November 2021	Fixed	0.75%	1.2	D
	BNL	Euro	April 2022	Fixed	0.60%	5.8	D
	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	98.5	D
	CREDEM	Euro	December 2021	Fixed	0.09%	1.2	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.2	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.3	D
	MPS Servicio capital	Euro	March 2022	Fixed	0.38%	12.8	D
	Banca Intesa San Paolo	Euro	March 2022	Fixed	1.20%	12.8	D
Armenia International Airports C.J.S.C.	Ameriabank CJSC	USD	June 2024	Variable	Libor 6 month plus spread	30.9	B
		Euro	June 2024	Variable	Euribor 6 month plus spread	33.3
	HSBC Bank Armenia CJSC	DRAM	June 2022	Fixed	11% (4)	0.4	D
Aeropuerto de Neuquén S.A.	Banco Macro	USD	December 2021	Variable	Libor plus spread	2.2	A
	Banco de la Provincia de Neuquén	ARS	September 2023	Fixed	49.3%	0.1	B
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	July 2023	Fixed	7%	1.8	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (5)	USD	August 2022	Fixed	9.75%	38.2	A
	Onshore renegotiation	ARS	August 2022	Variable	BADCOR plus spread	9.9	A
	Onshore renegotiation	ARS	November 2022	Variable	BADCOR plus spread	0.6	A
	Onshore renegotiation	ARS	February 2023	Variable	BADCOR plus spread	8.7	A
	Onshore renegotiation	ARS	May 2022	Variable	BADCOR plus spread	9.5	A
	Citibank N.A. (5)	USD	February 2023	Variable	Libor plus spread	20.3	A
	Offshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	0.1	A
	Offshore renegotiation	ARS	December 2022	Variable	BADCOR plus spread	1.4	A
	Offshore renegotiation	ARS	May 2022	Variable	BADCOR plus spread	2.0	A
	Offshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	1.9	A
	Offshore renegotiation	ARS	August 2022	Variable	BADCOR plus spread	2.0	A
	Offshore renegotiation	ARS	September 2022	Variable	BADCOR plus spread	2.0	A
	Banco Macro	USD	December 2022	Fixed	7.75%	10.1	B
Consorcio Aeropuertos Internacionales S.A.	Santander Uruguay	USD	April 2027	Fixed	5.10%	5.7	B
	Banco Itaú	USD	April 2027	Variable	Libor plus spread	5.7
Puerta del Sur S.A.	Banco de la República Oriental del Uruguay	USD	March 2028	Fixed	3.11%	10.0	C
Other						0.4
Total	623.7

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

(**) As of December 31, 2020 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframérica Concessionaria do Aeroporto São Gonçalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	7.0	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.9
	BNDES	R$	September 2022	Fixed	2.50%	0.7
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.4
Inframérica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	221.4	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	R$	July 2021	Variable	CDI plus spread	3.5	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	8.9	D
	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	3.5	D
	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	8.5	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	7.3	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4.40%	1.2	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.9	D
Toscana Aeroporti S.p.A.	MPS Servicio Capital	Euro	June 2022	Variable	Euribor 6 month plus spread	3.5	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	24.8	D
	BPM	Euro	January 2021	Fixed	0.30%	1.8	D
	Unicredit	Euro	March 2021	Fixed	0.30%	10.4	D
	Unicredit	Euro	February 2021	Fixed	0.30%	1.2	D
	BNL	Euro	April 2021	Fixed	0.50%	6.2	D
	CREDEM	Euro	February 2021	Fixed	0.09%	4.9	D
	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	103.5	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.4	D
	MPS Servicio capital	Euro	February 2021	Fixed	0.20%	12.3	D
	Banca Intesa San Paolo	Euro	February 2021	Fixed	0.15%	7.4	D
	Banca Intesa San Paolo	Euro	March 2021	Fixed	0.20%	6.2	D
Armenia International Airports C.J.S.C.	Ameriabank C.J.S.C.	USD	June 2024	Variable	Libor 6 month plus spread	29.8	B
		Euro	June 2024	Variable	Euribor 6 month plus spread	34.2
	HSBC Bank Armenia C.J.S.C.	Dram	June 2022	Fixed	11% (4)	0.8	D
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.6	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	July 2023	Fixed	7%	2.6	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (5)	USD	August 2022	Fixed	9.75%	65.7	A
	Onshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	8.4	A
	Onshore renegotiation	ARS	November 2022	Variable	BADCOR plus spread	9.4	A
	Citibank N.A. (5)	USD	November 2022	Variable	Libor plus spread	29.3	A
	Offshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	5.0	A
	Banco Macro	USD	July 2021	Fixed	10%	10.2	B
Consorcio Aeropuertos Internacionales S.A.	Santander Uruguay	USD	April 2024	Fixed	5.1%	5.1	B
	Banco Itaú	USD	April 2025	Variable	Libor plus spread	5.1
Others						0.1
Total						664.3

(1)	TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price index)

(2)	A - Secured/guaranteed

B – Secured/unguaranteed

C – Unsecured/guaranteed

D - Unsecured/unguaranteed

R$ - Brazilian Reales

(3)	T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)
(4)	Effective interest rate is 5.5% as 50% of interest rate is subsidized by Armenian Government
(5)	Comprises loans with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U., Banco Santander Río S.A. (“the onshore credit facility”) and Citibank N.A. (“the offshore credit facility”).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12        Borrowings (Cont.)

-	The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Econômico e Social (“BNDES”) is secured by the pledge of the shares of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising under the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million which was released during 2018. It also establishes a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. dividends if exceeding 25% of net profits.

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de Brasilia (“ICAB”) and BNDES is secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframérica Participações S.A. shares, the fiduciary assignment of rights arising under the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

During 2017 and 2018 ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to the above loans in the case of ICASGA including an early repayment of a large part of the original debt and in the case of ICAB including the extension of the final maturity and an increasing of the amount available under the credit facility.

In connection with such amendments and extension agreements, ACI Airports S.à r.l. and CAAP have agreed not to create any encumbrances on their shares in Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period. As of September 30, 2020, the Minimum Rating was not achieved and ICAB and ICASGA requested BNDES to provide a waiver regarding this obligation. Nevertheless, non-compliance with the Minimum Rating does not constitute an event of default under the agreements but additional security would be required. As of September 30, 2021, BNDES has authorized extensions of the term to meet the obligation for additional security or for obtaining a waiver from BNDES to November 30, 2021.

On May 25, 2021, ICAB cancelled an existing loan in R$ and entered into a new loan in USD with Banco Votorantim S.A. – Bahamas Branch for an amount of USD 3 million due in June 2022. This loan was secured with a guarantee signed by Banco Votorantim S.A. Brazil with ICAB (“Contrato de Prestaçao de Garantía”). This guarantee agreement, dated May 25, 2021, was in turn secured by a guarantee letter issued by CAAP for a total amount of USD 3 million or its equivalent in Brazilian Real which cannot be lower than R$ 16.2 million-plus interest. Further payments under the loan are protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. Brazil.

-	On December 15, 2015 Armenia International Airports C.J.S.C. entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by the collateral assignment of all present and future rights arising under the Armenian Concession Agreement and other related agreement, a pledge over all present and future bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement Armenia International Airports C.J.S.C. is restricted in distribution of dividends, has to maintain debt to EBITDA, Debt service coverage and adjusted debt service coverage ratios. According to this agreement, these ratios must be met as of June 30 and December 31 of each year the loan is outstanding. The June 30, 2021, observation was postponed to December 31, 2021.

On December 23, 2020, AIA changed its facility agent from Credit Suisse AG to Ameriabank C.J.S.C. and re-structured the terms of the debt, including the maturity date (which was pushed to June 25, 2024) and additional clauses that modify some of the original restrictions and covenants.

As of September 30, 2021, Armenia International Airports C.J.S.C. pledged to the security agent cash held in bank accounts for USD 45,619 (USD 28,780 at December 31, 2020) and intangible assets and property and equipment for a total of USD 147,910 (USD 142,384 at December 31, 2020).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12       Borrowings (Cont.)

-	Toscana Aeroporti S.p.A. (“TA”), pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/ MPS Servicio capital is required to comply with certain financial ratios. Additionally, the loan agreement requires a minimum amount of € 1 million to be made available and deposited in a current account pledged as security.

On November 6, 2020, € 85 million of proceeds were disbursed to TA under a loan signed with a pool of leading financial institutions comprising Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”, an Italian guarantee scheme intended to support Italian companies affected by the Covid-19 crisis. The loan has a term of six years, with a two-year grace period and TA is required to comply with certain financial covenants and restrictions.

-	Aeropuerto de Neuquén S.A. (“ANSA”) loan with Banco Macro is secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favor of Banco Macro.

-	On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the onshore credit facility agreement, by and among AA2000, as borrower, Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., as lenders (collectively, the “Lenders”), Citibank N.A. (“Citibank”), as administrative agent and Citibank Argentina, as local collateral agent, local disbursement agent and local paying agent, for an aggregate principal amount of USD 85 million and (b) the offshore credit facility agreement, by and among AA2000, as borrower, Citibank acting through its international banking facility, as lender, Citibank N.A., as administrative agent and Citibank Argentina as local collateral agent and local custodian agent for an aggregate principal amount of USD 35 million (collectively, the “2019 Credit Facilities”).

The term for the credit facility agreements was thirty-six months as from the borrowing date. The principal amount under the credit facility agreements has to be repaid in nine quarterly equal and regular installments, the first one being payable twelve months from the borrowing date, and bears interests: (i) regarding the onshore credit facility agreement, at a fixed rate of 9.75% p.a.; (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an interest rate of a 5.5% p.a. plus (c) any applicable withholding tax.

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

On April 29, 2020, AA2000 entered into a framework agreement (“Framework Agreement”) with the branch of Citibank established in the Republic of Argentina (“Citibank Argentina”) and the Lenders, in order to, among other things, effectively defer principal payments of the 2019 Credit Facilities. The Framework Agreement effectively defers payments of principal due by AA2000 under the 2019 Credit Facilities on August 19, 2020 and November 19, 2020, each of which amounts to USD 13.3 million. Such deferred amounts will be effectively payable by AA2000 in quarterly installments beginning in September 2021 and ending in June 2022.

Additionally, under the Framework Agreement, AA2000 signed bilateral contracts with each of the financial institutions and signed an amendment to the aforementioned agreement where the obligation to comply with certain ratios foreseen in the 2019 Credit Facilities has been waived.

On November 19, 2020, AA2000 extended 60% of the 2019 Credit Facilities installment corresponding to Citibank N.A. due in November 2020 for a total amount of USD 2.3 million, which will be fully repaid on November 19, 2022. For the remaining 40% AA2000 obtained a loan for a total amount of ARS 125 million that will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021. As of September 30, 2021 anticipated payments have been performed for a total amount of ARS 117.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12       Borrowings (Cont.)

Additionally, AA2000 obtained three loans for the total amount of ARS 778 million to pay the installment of the renegotiated 2019 Credit Facilities agreement due in November, 40% of them will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021 and the remaining 60% will be paid in full on November 19, 2022. As of September 30, 2021 anticipated payments have been performed for a total amount of ARS 720.

On February 19, 2021, AA2000 extended 60% of the 2019 Credit Facilities installment corresponding to Citibank N.A. due in February 2021 for a total amount of USD 2.3 million, which will be fully repaid on February 19, 2023. For the remaining 40% AA2000 obtained a loan for a total amount of ARS 139 million that will be paid in four equal and consecutive quarterly installments beginning on March 19, 2022.

Additionally, AA2000 obtained three loans for the total amount of ARS 843 million to pay the installment of the renegotiated 2019 Credit Facilities agreement due in February 2021, 40% of which will be paid in four equal and consecutive quarterly installments beginning on March 19, 2022 and the remaining 60% will be paid in full on February 19, 2023.

All these loans in ARS accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 5% per annum.

On May 17, 2021, AA2000 agreed the modification of the repayment scheme of the principal payments of the Offshore Loan due in May, August and November 2021 for a total of USD 11.7 million. This amount will be payable in 6 equal installments due in May, June, August, September, November and December 2021.

On May 17, 2021, AA2000 entered into four agreements with Citibank Argentina and the Lenders in order to defer principal payments of the 2019 Credit Facilities. The agreements with the Lenders effectively grant ARS denominated loans to be disbursed on May, August and November 2021, allowing to defer payments of principal for a total amount of USD 28.3 million. Such deferred amounts will be effectively payable in quarterly installments beginning in May 2022 and ending in November 2022. Additionally, the agreement with Citibank Argentina grant ARS denominated loans to be disbursed in May, June, August, September, November and December 2021 allowing to defer payments of principal due for an aggregate amount of USD 11.7 million. The deferred amount will be effectively payable by AA2000 in May, June, August, September, November and December 2022.

On May 19, 2021, AA2000 obtained three loans for a total amount of ARS 891 million to pay the installment of the renegotiated Onshore Loan agreement with the Lenders due in May 2021, that will be now repaid in full on May 19, 2022 and accrue quarterly interest at a variable rate equivalent to the BADCOR plus an applicable margin of 10% per annum.

On May 19, 2021 and June 1, 2021, AA2000 obtained two loans for a total amount of ARS 368 million to pay the installments of the renegotiated Offshore Loan due in May and June 2021, that will now be repaid twelve months after each disbursement and accrue quarterly interest at a variable rate equivalent to the higher of the (i) BADLAR rate; and (ii) the interest rate of the passive repo transactions for the BCRA at a 1-day term plus an applicable margin of 12.00% per annum.

On August 19, 2021, AA2000 obtained three loans for a total amount of ARS 921 million to pay the installment of the renegotiated Onshore Loan agreement with the Lenders due in August, that will be now repaid in full on August 19, 2022 and accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 10% per annum.

On August 19, 2021 and September 1, 2021, AA2000 obtained two loans for a total amount of ARS 380 million to pay the installments of the renegotiated Offshore Loan due in August and September, that will be paid twelve months after each disbursement and accrue quarterly interest at a variable rate equivalent to the higher of the (i) BADLAR rate; and (ii) the interest rate of the passive repo transactions for the BCRA at a 1-day term plus an applicable margin of 12.00% per annum.

On January 21, 2020, AA2000 obtained a loan of USD 10 million with Banco Macro payable in 180 days at a nominal annual rate of 6%. On May 11, 2020, AA2000 agreed to reschedule the loan extending its term to July 24, 2021 with an annual compensatory rate of 10%, subject to the payment of interest due on July 24, 2020 and a guarantee assignment of the future receivables for air station usage fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A. On July 24, 2020, AA2000 cancelled the interest due on its USD 10 million loan with Banco Macro and the ORSNA issued Resolution No. 49/2020 authorizing the assignment of credits as a guarantee.

On July 29, 2021 AA2000 and Banco Macro agreed to a new payment arrangement plan which foresees three equal installments of capital and payments of interests to be made on July, October and December 2022, with an annual compensatory rate of 7.75%. The loan’s guarantee of the future receivables for air station usage fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A. is still in force and it will so remain until full repayment of the loan.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12       Borrowings (Cont.)

-	Consorcio Aeropuertos Internacionales S.A. (“C.A.I.S.A.”), pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

C.A.I.S.A. has completed the refinancing of its credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. Main conditions include the reduction of the total amount available under the credit facilities, the extension of the term, the modification of certain restrictions, the provision that debt service installments begin on April 30, 2022 and the change of interest rate from variable to fixed (in the case of Banco Itaú Uruguay S.A. loan only).

-	On April 16, 2021, PDS obtained a loan of USD 10 million with Banco de la República Oriental del Uruguay (BROU) repayable in 60 monthly installments starting on April 2023. This loan is secured by a guarantee issued by CAAP and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1,500,000 guaranteed by Corporación America Sudamericana S.A.

Negotiations with lenders for the approval of temporary waivers of compliance, when and where necessary, are ongoing to avoid any risk of an event of default under pending facilities entered into by Group entities.

In general, waivers obtained mainly include an exemption from the requirements to comply with ratios provided for in the borrowing agreements and changes to the method for calculating ratios. However, some conditions may apply while the waivers are in force such as ensuring minimum cash balances, delivering additional information to noteholders or financial institutions or the inability to pay dividends.

13        Other liabilities

	At September 30, 2021 (Unaudited)	At December 31, 2020 (Audited)
Non-current
Concession fee payable (1)	706,202	655,221
Advances from customers	13,415	15,469
Provisions for legal claims (4)	8,100	4,251
Provision for maintenance costs (2)	18,841	17,081
Other taxes payable	2,431	1,139
Employee benefit obligation (3)	8,395	8,694
Salary payable	830	721
Other liabilities with related parties (Note 16)	1,336	1,398
Other payables	35,705	24,772
	795,255	728,746

Current
Concession fee payable (1)	114,569	86,483
Other taxes payable	16,289	23,033
Salary payable	30,234	22,061
Other liabilities with related parties (Note 16)	10,171	7,143
Advances from customers	6,790	4,522
Provision for maintenance costs (2)	2,523	10,114
Expenses provisions	1,036	2,018
Provision for legal claims (4)	3,197	932
Other payables	29,513	24,507
	214,322	180,813

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At September 30, 2021	213,362	112,995	238,708	1,429,255	1,994,320
At December 31, 2020	180,934	106,290	239,243	1,730,532	2,256,999

(1) The most significant amounts included in the concession fee payable are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13       Other liabilities (Cont.)

Changes in the period of the concession fee payable is as follows:

	For the nine -month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	741,704	897,671
Financial result	83,841	41,184
Re-equilibrium compensation reversal	3,152	-
Other	2,230	-
Concession fees	51,764	46,471
Payments	(20,827)	(54,492)
Translation differences and inflation adjustment	(41,093)	(248,650)
Balances at the end of the period	820,771	682,184

(2) Changes in the period of the provision for maintenance costs is as follows:

	For the nine -month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	27,195	28,921
Accrual of the period	2,847	1,601
Use of the provision	(7,340)	(5,439)
Translation differences and inflation adjustment	(1,338)	1,020
Balances at the end of the period	21,364	26,103

(3) Changes in the period of the provision for employee benefits is as follows:

	For the nine -month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	8,694	8,079
Contributions	456	-
Actuarial gain/loss (in other comprehensive income)	(239)	96
Interest for services	-	235
Service cost	323	75
Amounts paid in the period	(446)	(362)
Translation differences and inflation adjustment	(393)	266
Balances at the end of the period	8,395	8,389

(4) Changes in the period of the provision for legal claims is as follows:

	For the nine -month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	5,183	6,478
Accrual of the period (Note 15.a)	8,026	975
Use of the provision	(696)	(1,803)
Translation differences and inflation adjustment	(1,216)	(970)
Balances at the end of the period	11,297	4,680

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14       Equity

a) Management share compensation plan and treasury shares

On March 12, 2021, 590,000 shares, already assigned and fully vested as of December 31, 2020, were delivered to the eligible executives and key employees.

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2021	(439,407)	92	(41,267)	(39)	63,402	(417,219)
Other comprehensive income / (loss) for the period	64,497	102	(235)	(24)	-	64,340
For the period ended September 30, 2021	(374,910)	194	(41,502)	(63)	63,402	(352,879)

Balances at January 1, 2020	(414,777)	198	(40,726)	(63)	63,402	(391,966)
Other comprehensive income / (loss) for the period	(15,720)	(37)	(392)	9	-	(16,140)
For the period ended September 30, 2020	(430,497)	161	(41,118)	(54)	63,402	(408,106)

(*) Income tax relating to OCI amounts to measurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

15        Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these financial statements, are adequate based upon currently available information.

Conflict with Aerolíneas Argentina S.A (“ARSA”)

On February 2, 2021 ARSA sent a document to AA2000, which contained a proposal of debt acknowledgment for the amounts owed until March 31, 2020 (ARS 120.6 million and USD 36.5 million). In the aforementioned document, ARSA proposed a payment plan in 72 monthly, equal and consecutive installments payable as from January 5, 2023. On February 4, 2021 AA2000 accepted the proposal.

Following the acceptance by AA2000 of the payment plan submitted by ARSA, on July 21, 2021, AA2000 sent a proposal to the corresponding authority in order to apply this credit against debts held with Fideicomiso de Fortalecimiento del Sistema Nacional de Aeropuertos.

AA2000 is still negotiating with ORSNA the way in which the assigned credits will be applied, to become effective once countersigned by the Ministry of Transportation.

AA2000 and ARSA continue negotiations to reconcile the remaining outstanding debt.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15        Contingencies, commitments and restrictions on the distribution of profits (Cont.)

AA2000 legal proceeding with the Asociación de Superficiarios de la Patagonia (“ASSUPA”).

A “General Remediation Agreement” was entered into with ASSUPA, under which the execution of airport-specific improvement and renovation works was agreed. It was also agreed that these remediation works will be funded out of the “Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement (2.5%)”.

In connection with the civil action filed by ASSUPA, on April 15, 2021, a specific agreement covering the improvement and renovation works at Ezeiza airport was signed.

The agreements subscribed with ASSUPA were submitted to ORSNA and were also approved by the Court hearing the civil action filed by ASSUPA on August 30, 2021.

In addition, an agreement covering the fees of ASSUPA´s legal counsel and technical experts has also been signed. The monetary amount of this agreement was recognized as of September 30, 2021 and was included in Other operating expenses line.

AA2000 civil proceedings

On March 29, 2021 a judgement was issued by the Ezeiza´s Paz Court admitting a claim initiated by the Municipalidad de Ezeiza in connection with AA2000´s default in payment of the aeronautic fees due for the period 2020. The amount involved in this proceeding is roughly USD 800. As of the date of these Condensed Consolidated Interim Financial Statements, the parties reached an agreement to cancel the debt in return for AA2000 paying it off in installments, once the claim returns from the Appeals Court to the Ezeiza Paz Court.

Ecuadorian Tax Proceedings

The Ecuadorian tax authority (Servicio de Rentas Internas del Ecuador, “SRI”) determined that Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) has to pay roughly USD 3.2 million in connection with differences established by the SRI for the 2017 withholding tax determination. The request for a nullity resolution against this determination was submitted by TAGSA on April 27, 2021.

Aeropuertos Ecológicos de Galápagos S.A. (“Ecogal”) civil proceedings

A civil claim was filled by a supplier against Ecogal for an amount of USD 650 alleging Ecogal’s breach of contract due to the non-payment of performed construction works.

The claim was rebutted on June 23, 2021 by Ecogal and the parties are currently waiting for the Court to determine further steps.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2020, except for the above-mentioned.

b. Commitments

Acquisition of Cemes Aeroporti S.r.l. and formation of Toscana Aeroporti Costruzioni S.r.l.

On January 26, 2021, Toscana Aeroporti S.p.A. (“TA”) signed an agreement to acquire a 51% stake in Cemes Aeroporti S.r.l., a recently-formed company operating in the construction sector, which has concurrently changed its corporate name to Toscana Aeroporti Costruzioni S.r.l. (“TAC”). This transaction was accounted for using the acquisition method since the Group acquired control over TAC which was therefore fully consolidated from the date on which control was exercised. This acquisition was made with a view to facilitating the necessary works for the planned infrastructural development at the Florence and Pisa airports committed to by TA.

The consideration for the transaction amounts to € 4.5 million, payable in five annual installments until December 31, 2025. In addition, the agreement between the parties envisages a call option exercisable by TA during the period between January 1, 2024 and July 1, 2024, to acquire a further 19% stake in TAC for a pre-set consideration of € 2.2 million. The transaction does not entail any contracts for the assumption of debt or assignment of receivables.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15        Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Net identifiable assets arising from the acquisition was € 1 million, including cash and cash equivalents for a total amount of € 8 (approximately USD 10). TA has elected to recognize non-controlling interests in the acquired entity at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets at the time of the acquisition.

The fair value of the consideration reflects the net present value of the consideration to be paid in installments for the purchase. Goodwill for an amount of € 3.7 million (approximately USD 4.5 million) was recognized. This goodwill is not tax deductible.

Re-equilibrium request of Inframérica Concessionária do Aeroporto de Brasilia

On May 20, 2021 ICAB filed a second claim before the Brazilian ANAC in the total amount of R$ 2,045 billion (equivalent to USD 409 million), requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the losses and cost incurred in connection with the COVID-19 pandemic. The amount is based on the projection of loss of income and drastic reduction of revenues due to the pandemic for the term of the Concession Agreement.

Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) restoration of economic and financial equilibrium

As reported in Note 26.b of the Consolidated Financial Statements as of December 31, 2020, TAGSA requested to the Airport Authority of Guayaquil (“AAG”) the restoration of economic and financial equilibrium. On July 20, 2021 TAGSA, AAG and the Municipality of Guayaquil entered into an agreement resolving, among others, to extend the concession of the Guayaquil airport for additional two years, i.e. until July 27, 2031, and to reduce the annual concession fee to be paid in 2021 from 55.25% to 53.66%. From 2022 and until the economic and financial equilibrium is met, the concession fee to be paid will be 50.25%.

Consorcio Aeropuertos Internacionales S.A. (“C.A.I.S.A.”) restoration of economic and financial equilibrium

On July 20, 2021 the Uruguayan Government and C.A.I.S.A. began negotiations in order to amend the terms of the existing concession contract related to the concession of Laguna del Sauce´s international airport, with the objective of setting a new schedule of investments as well as to restore the economic and financial equilibrium due to Covid-19 pandemic impact.

AA2000 – debt agreement and schedule of payment

On July 28, 2021 AA2000 signed a payment agreement with a supplier for € 8.6 million (equivalent to USD 10.2 million) plus an annual interest rate of 3% in quarterly installments beginning in March 2022 and ending in March 2024. This agreement has been guaranteed by CAAP through a surety bond agreement.

There are no new commitments or significant changes related to the concession agreements in the current period from the ones included in the Consolidated Financial Statements for the year ended December 31, 2020, except for the above-mentioned.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

c. Restrictions to the distribution of profits and payment of dividends

As of September 30, 2021 and December 31, 2020, equity as defined under Luxembourg laws and regulations consisted of:

	At September 30, 2021 (Unaudited)	At December 31, 2020 (Audited)
Share capital	163,223	163,223
Share premium	183,430	183,430
Reserve for own shares	5,012	6,145
Legal reserve	1,081	176
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,353,016	1,351,883
Retained earnings	(57,434)	(60,392)
Total equity in accordance with Luxembourg law	2,027,238	2,023,375

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16        Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by ACI Holding S.à r.l., which is controlled by Corporación America International S.à r.l., Luxembourg’s companies.

Corporación América International S.à r.l. is controlled by Southern Cone Foundation (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation's purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Summary of balances with related parties are:

	At September 30, 2021 (Unaudited)	At December 31, 2020 (Audited)
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,913	1,579
Trade receivables with other related parties	1,706	845
Other receivables with associates	658	658
Other receivables with other related parties	8,948	8,850
Other financial assets with associates	2,609	2,609
Other financial assets with other related parties	14,569	14,135
Trade payables to other related parties	(3,394)	(3,945)
	27,009	24,731
(b) Other liabilities
Other liabilities to other related parties	(11,507)	(8,541)
	(11,507)	(8,541)
(c) Other balances
Cash and cash equivalents in other related parties	20,688	11,776
	20,688	11,776

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16        Related party balances and transactions (Cont.)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Transactions
Aeronautical/Commercial revenue	1,776	695	4,076	3,201
Fees	(1,953)	(1,814)	(4,719)	(5,386)
Interest accruals	175	172	523	535
Acquisition of goods and services	(2,057)	(2,090)	(6,557)	(6,747)
Others	(1,053)	(1,003)	(3,188)	(3,138)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 5,246 as of September 30, 2021 (USD 6,937 as of December 31, 2020). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 3,720 as of September 30, 2021 (USD 2,938 as of September 30, 2020).

Remunerations received by the Group’s key staff amounted to approximately 2.30% of total remunerations accrued at September 30, 2021 (2.21% as of September 30, 2020).

17       Cash flow disclosures

	For the nine -month period ended September 30,
Changes in working capital	2021 (Unaudited)	2020 (Unaudited)
Other receivables and credits	2,618	21,174
Inventories	(2,896)	1,903
Other liabilities	(5,336)	(3,240)
	(5,614)	19,837

The most significant non-cash transactions are detailed below:

	For the nine -month period ended September 30,
	2021 (Unaudited)	2020 (Unaudited)
Intangible assets acquisition with an increase in Lease liabilities	(422)	(1,269)
Right-of-use asset initial recognition with an increase in Lease liabilities	-	(483)
Dividends not paid	-	(1)
Income tax paid with tax certificates	-	(1,227)

18       Fair value measurement of financial instruments

According to the classification included in Note 3 B of the Consolidated Financial Statements as of December 31, 2020, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments at amortized cost, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at September 30, 2021:

	Fair value	Carrying amount
Trust funds	72,985	58,020
Long-term borrowings	997,635	1,020,597

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19       Subsequent events

Puerta del Sur S.A. (“PDS”) Notes

On October 6, 2021 a second amendment to agreement for the issuance of Negotiable Obligations was executed (the “Amendment”). The Amendment provides an option in favor of PDS (the “Option”), to be exercised between October 6, 2021 and December 28, 2021, to prepay the entire principal amount and unpaid accrued interests. If this option is exercised, the balance will become due and PDS will have to pay an additional amount to the noteholders, ranging from 3.5% to 4.5% of the principal amount depending on the final repayment date).

Additionally, the Amendment allows PDS to eventually modify the management agreement. In the event such amendment occurs between October 6, 2021 and December 28, 2021, and PDS has not exercised the Option, it will have to pay the capital balance due under the Notes no later than 120 calendar days following the date of the amendment of the management agreement and will also be required to pay an additional amount between 1.5% and 4.5% of the principal amount according to the payment date.

AA2000 indebtedness

On October 28, 2021 AA2000 issued USD 208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”) to repurchase and exchange 24.61% of the total original principal amount of the Existing Notes (Series 2017 Notes) and 66.83% of the original principal amount of Series 2020 additional Notes. Additionally, on November 4, 2021 AA2000 issued USD 64 million of Series 2021 Notes related to a new fund raising.

The Series 2021 Notes and the Existing Notes not exchanged are secured by the collateral currently securing the Existing Notes on a pro rata and pari passu basis. In addition, to secure its obligations under the Series 2021 Notes, AA2000, together with the relevant parties thereto, amended the cargo trust agreement dated August 9, 2019, entered into by AA2000 and the trustee (as amended, the “Cargo Trust”) in order to include holders of Series 2021 Notes as beneficiaries therein, granting them a security interest which is subordinated to (i) the rights of creditors under certain existing loans of AA2000, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the concession agreement entered into by AA2000 with the Argentine National Government (as amended form time to time, the “Concession Agreement”) for the operation of our airports in Argentina.

Once the Existing Notes not exchanged in the Exchange Offer mature or are cancelled in full, AA2000 is required to amend and restate the Cargo Trust and the current trust related to the tariffs dated January 19, 2017, entered into by AA2000 and the trustee thereto (the “Tariffs Trust”), so that the Series 2021 Notes become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Series 2021 Notes. In accordance with the Concession Agreement, the collateral assignment of revenue must be authorized by the National Airports Regulatory Organization (Organismo Regulador del Sistema Nacional de Aeropuertos) (the “ORSNA”). ORSNA approved, on October 15. 2021, the amendment of the Tariffs Trust and of the Cargo Trust to include the Series 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, AA2000 received the approval from the Central Bank of Argentina to establish a non-interest bearing U.S. dollar trust account in the United States to secure the Series 2021.

On November 4, 2021 AA2000 additionally issued USD 62 million aggregate principal amount of Class 4 Senior Secured Notes related to a new money offering, having a maturity of seven years, i.e. November 1, 2028, bearing an annual interest rate of 9.5%. The Senior Secured Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and a second priority lien with new debt incurred by AA2000 to fund infrastructure works for a total amount of up to USD 235 million.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19       Subsequent events (Cont.)

AA2000 indebtedness (Cont.)

At the end of October 2021, a new framework agreement was signed with Citibank N.A., and with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. in relation to 2019 Credit Facilities. Through the aforementioned agreement the principal amortization installments, for a total amount of USD 58 million, was deferred.

Likewise, the deferral of the payments due pursuant to bilateral loans disbursed in November 2020 and February, May, June, August and September 2021 for a total amount of ARS $3,606,813,216 (equivalent to USD 36.5 million) was agreed.

The deferred principal will be paid in eight equal and consecutive quarterly installments, with the first installment to be paid fifteen months from November 19, 2021.

On November 1, 2021 AA2000 signed a new loan agreement with Banco de la Ciudad de Buenos Aires for U$S 5 million, which has not been disbursed yet.

The loan has a payment term of twenty-four months, a nominal annual interest rate of 6% and its principal amortizes 30% after twelve months and eighteen months, and 40% after twenty-four months. It is secured by assigned revenues from certain commercial contracts.

ACI Airport Sudamérica (“ACI”) indebtedness

On November 12, 2021 ACI issued USD 246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes”) consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of USD 52.9 in a private transaction under the same terms as the New Notes. The main covenants and guarantees remain unchanged and include also the pledge of shares of ACI.

Consorcio Aeropuertos Internacionales S.A. (“C.A.I.S.A.”) indebtedness

On October 18, 2021 the remaining disbursements to complete the credit facilities of USD 14 million with Banco Santander S.A. and Banco Itaú Uruguay S.A. were received.

Aeropuertos del Neuquén S.A. (“ADEN”) concession update

On October 22, 2021 a Decree was issued by the Government of the Province of Neuquén, extending the concession agreement of the Neuquén airport for additional five years, i.e. until October 23, 2026, and setting the annual concession fee at 1.5% of aeronautical revenues. In addition, in order to restore the economic and financial equilibrium due to COVID-19 pandemic impact, ADEN has been exempted from paying the concession fees accrued from June 2020 to October 2021 and those to be accrued until December 31, 2021.

Puerta del Sur S.A. (“PDS”) amendment to concession agreement

On November 8, 2021, PDS has signed an agreement with the Government of Uruguay (the “Amended Concession Agreement”) to amend the existing concession agreement. Pursuant to the Amended Concession Agreement, the term of the Carrasco Airport concession was extended for an additional twenty-year period, from November 2033 to November 2053 and incorporates six additional regional airports. Finally, the Amended Concession Agreement also foresees a capital investment program of USD 67 million to be deployed in these new six airports, by 2028.

There are no other subsequent events that could significantly affect the Group´s financial position as of September 30, 2021.